UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February, 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Intellinium Selects Sierra Wireless’ Device-to-Cloud IoT Solution for Industry’s First Smart Safety Shoe to Protect Workers

Sierra Wireless AirPrime® HL Series modules and smart connectivity services enable Intellinium to develop smart shoes that allow workers to send and receive hands-free messages and alerts

Sierra Wireless and Intellinium demonstrate smart safety shoe at Mobile World Congress 2018, GSMA Innovation City, Hall 4, stand #4A30

BARCELONA, Spain--(BUSINESS WIRE)--February 26, 2018--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), the leading provider of fully integrated end-to-end solutions for Internet of Things (IoT) applications, today announced that Intellinium has selected Sierra Wireless’ device-to-cloud IoT solution for its smart safety shoe, designed to improve worker safety in remote, dangerous or noisy workplaces, such as construction sites, factories, mines, oil platforms, and commercial fishing and agriculture operations.

According to United Nations reports, a worker dies from a work-related accident or disease every 15 seconds. Many more face long-term effects from accidents that impact their health, productivity and ability to provide for their families. Intellinium, a start-up based in France, was founded to improve worker safety by blending IoT technology with traditional personal protective equipment.

Intellinium’s smart shoes allow workers to send and receive messages handsfree, without the need for a separate smartphone. Alerts can be sent using Intellinium’s patented force sensor membrane built into the toe of the boot and connected to Sierra Wireless’ AirPrime® HL series cellular module. During an emergency, a worker can acknowledge receiving a message to evacuate by touching a toe to the sensor. Or he can quickly send a “mayday” alert if he’s injured. Built-in sensors detect falls or shocks, immediately notifying the employer or a colleague of the worker’s location to enable faster, more accurate response.

“Traditional personal protective equipment is passive—it can’t connect autonomously to remote places without a smartphone or react quickly enough during an emergency,” said Mathieu Destrian, CEO, Intellinium. “By leveraging Sierra Wireless IoT technologies, we were able to transform a simple work shoe into a smart device that can speed up response time to occupational accidents and is quickly gaining traction with international industrial companies.”

Intellinium chose Sierra Wireless’ device-to-cloud solution, comprised of HL Series embedded modules tightly integrated with smart connectivity services, to provide multi-operator, mission-critical coverage, data collection and delivery and device management, allowing companies to securely and reliably connect with their workers using Intellinium’s web dashboard, cloud-based REST API or mobile app.

“The Internet of Things is creating opportunities to innovate across all facets of life,” said Marc Overton, senior vice president and general manager, IoT Services, Sierra Wireless. “With Sierra Wireless’ device-to-cloud solution, Intellinium was able to create a responsive, reliable and easy-to-use wearable that has the potential to improve conditions in the world’s harshest workplaces.”

Mobile World Congress Demonstration

Sierra Wireless and Intellinium will showcase an LPWA-connected work shoe at Mobile World Congress 2018 in Barcelona, Spain, Feb, 26 – Mar. 1. Visitors to stand #4A30 in the GSMA Innovation City, Hall 4, can see how the force sensor membrane triggered in the safety shoe sends an alert to a tablet monitored by the employer or colleagues, as well as a variety of feedback options that can be sent to the worker through vibrations in the shoe.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Intellinium

Every 15 seconds, a worker dies from a work-related accident or disease. Work-related accidents and injuries cost EU €476 billion a year. Intellinium proposes the first smart and connected safety shoes that can save your workers’ life and reduce your costs. Since its inception in 2009, Intellinium has been developing technologies and smart PPE know-how with and for industrial companies and workers. Located in Aix-en-Provence (France), the company is currently in field trials with several industrial and utilities companies. Our revolutionary safety-as-a-service solution brings more safety, more telecom penetration and coverage, more battery autonomy, more intelligence, less weight and equipment, better usability compared to traditional worker electronic equipment, and goes even further by replacing most of them (for instance, man-down or alert button). While saving cost and bringing more performance to protect your worker, you also reduce your environmental footprint by reducing electronic waste. For more information, visit: https://intellinium.io/.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has 1,400 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” and “AirPrime” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media:
Kim Homeniuk, +1 604 233 8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1 (604) 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan
David G. McLennan, Chief Financial Officer and
Secretary

Date:	February 26, 2018